Exhibit 12.3

Reckson Operating Partnership, L.P.

Ratio of Earnings to Fixed Charges

	Nine Months Ended September 30,		Year Ended December 31,
	2012	2011	2011	2010	2009	2008	2007
Earnings
Income from continuing operations before non-controlling interests and fixed charges	$111,437	$115,369	$146,459	$152,765	$132,965	$178,793	$171,884

Fixed Charges
Interest	$70,089	$47,049	$69,245	$59,722	$56,444	$74,167	$69,861
Rent expense	6,039	6,015	8,027	8,057	8,057	8,057	7,636
Amortization of debt issuance costs	—	—	—	—	54	(480)	5,118
Capitalized interest	3,125	935	1,937	339	—	—	152
Total Fixed Charges	$79,253	$53,999	$79,209	$68,118	$64,555	$81,744	$82,767
Ratio of earnings to fixed charges	1.41	2.14	1.85	2.24	2.06	2.19	2.08